Exhibit 2.1

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 3 (this “Amendment”) to the Agreement and Plan of Merger, dated as of August 27, 2012 and amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 13, 2013 and Amendment No. 2 to the Agreement and Plan of Merger (“Amendment No. 2”), dated as of December 16, 2013 (as amended, the “Agreement”), is made and entered into as of December 8, 2014, by and among M&T Bank Corporation, a New York business corporation (“M&T”), Hudson City Bancorp, Inc., a Delaware corporation (“Hudson”), and Wilmington Trust Corporation, a Delaware corporation and direct, wholly owned Subsidiary of M&T (“Merger Sub”).

RECITALS

A. M&T, Hudson and Merger Sub are parties to the Agreement.

B. As provided in Section 9.2 of the Agreement, the parties may amend the terms of the Agreement by an instrument in writing, signed by the parties.

C. The parties hereto desire to enter into this Amendment upon the terms and conditions set forth herein.

D. All capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Agreement.

AGREEMENT

1. Amendments to Section 8.1. Section 8.1(b)(ii) of the Agreement is hereby amended by replacing the reference to “December 31, 2014” with the words “April 30, 2015”.

2. Permitted Actions. Notwithstanding any provision of the Agreement (including Section 5.1(i) or 5.2) to the contrary, the parties hereby agree to the matters set forth on Annex A hereto. The parties shall reasonably cooperate with respect to such matters.

3. No Further Amendments. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

4. Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby.

5. Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

6. Severability. Whenever possible, each provision or portion of any provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Amendment is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Amendment shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

7. Governing Law. This Amendment and all disputes or controversies arising out of or relating to this Amendment or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York (provided that the DGCL, including the provisions governing the fiduciary duties of directors, shall govern as applicable).

8. Headings. The headings used in this Amendment are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Amendment.

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2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date and year first above written.

M&T BANK CORPORATION

By:	/s/ Mark J. Czarnecki
Name:	Mark J. Czarnecki
Title:	President and Chief Operating Officer

HUDSON CITY BANCORP, INC.

By:	/s/ Denis J. Salamone
Name:	Denis J. Salamone
Title:	Chairman and Chief Executive Officer

WILMINGTON TRUST CORPORATION

By:	/s/ Mark J. Czarnecki
Name:	Mark J. Czarnecki
Title:	Chairman and President

[Signature page to Amendment No. 3 to Agreement and Plan of Merger]

Annex A

1.	The amounts set forth in Paragraph 3 of Annex A to Amendment No. 2 payable with respect to the Executive Officer Annual Incentive Plan shall remain $20.0 million in respect of calendar year 2014 and be reduced to $15.0 million in respect of calendar year 2015 (to be prorated for the number of days elapsed from January 1, 2015 to the Closing Date). Without derogating from the provisions of Section 6.5(c) of the Merger Agreement, payments made pursuant to the Executive Officer Annual Incentive Plan will be included in the calculation of severance benefits under any employment agreement or change of control agreement with Hudson or Hudson Bank, except that with respect to bonus payments made for calendar year 2014 (if the Closing occurs after December 31, 2014), no payment to an officer of a bonus in excess of his or her target amount shall be taken into account for purposes of calculating his or her severance benefits under any employment agreement or change of control agreement with Hudson or Hudson Bank. Hudson and Hudson Bank shall determine the time of payment of each bonus in a manner that is consistent with the terms of the plan.

2.	The amounts set forth in Paragraph 4 of Annex A to Amendment No. 2 payable with respect to the Profit Incentive Plan (providing for bonuses paid to employees who do not participate in the Executive Officer Annual Incentive Plan) shall remain $8.0 million in respect of each of calendar year 2014 and calendar year 2015. Hudson and Hudson Bank shall determine the time of payment of each bonus in a manner that is consistent with past practice. Hudson and Hudson Bank may structure bonuses for calendar year 2015 to provide for payments more frequently than annually.

3.	The amount of set forth in Paragraph 5 of Annex A to Amendment No. 2 payable in connection with retention incentives in respect of current employees shall remain $10.0 million. For the avoidance of doubt, this cap shall not apply with respect to retention incentives provided to new hires.

4.	For purposes of the second sentence of Section 6.5(a) of the Agreement relating to severance under the Hudson Severance Plan, M&T shall provide eligible employees who experience a qualifying termination of employment during the one-year period following the Effective Time as provided in the second sentence of Section 6.5(a) with the following employee severance payments: (a) for officers, severance benefits of four weeks of salary for every year of service, not to exceed 52 weeks of salary, and (b) for non-officers, severance benefits of two weeks of salary for every year of service, not to exceed 52 weeks of salary.

5.	Salary adjustments made in 2015 for all employees with a title of Senior Vice President and lower will be included in the calculation of severance benefits (including, without limitation, under any change of control or employment agreement).

6.	Hudson will have the ability to grant salary adjustments for all employees for 2015 in the ordinary course of business but in any event not to exceed 8% in the aggregate.

7.	The three-year vesting period with respect to equity awards granted in 2015 shall commence on January 1, 2015, with the first vesting date for such awards to occur on January 1, 2016. Any such equity awards granted by Hudson in 2015 shall only be granted to employees and officers with the title of Vice President and above. The aggregate grant date fair market value for these awards shall be determined in accordance with past practice (except without regard for performance vesting) but in any event will not exceed $18.0 million. Such awards shall not vest or become payable or exercisable solely as a result of the Merger, provided that such awards, to the extent not previously vested, shall vest on a pro-rata basis as of the Effective Time based on the number of days elapsed from January 1, 2015 through the Effective Time.

8.	Not later than the Effective Date, M&T shall enter into an agreement with each officer entitled to a payment or other benefits under a change-in-control agreement or employment agreement, which agreement would fix the amounts of severance payments or benefits to such officer if he or she is terminated under circumstances entitling him or her to such payment or benefit on or after the Effective Date and provide that any entitlement to such payments or benefits shall be subject to such officer’s execution and the effectiveness of a release of claims against Hudson and M&T and their affiliates in a form and substance satisfactory to M&T.